SLN Management, LLC
Profit and Loss
January 2018 - August 2020

	Jan - Dec 2018	Jan - Dec 2019	Jan - Aug, 2020
Income			
40000 Human Capital Services	2,543,776.02	3,284,987.37	2,116,142.83
43000 Royalties		430,994.34	933,216.63
46000 Merchandise Sales	7,217,557.22	350,865.27	1,073.86
47000 Export Sales	1,629,223.70	2,071,372.14	1,513,991.81
48000 Shipping & Handling		209.79	951.93
49000 Product Returns		-4,098.08	-356.94
Total Income	**$ 11,390,556.94**	**$ 6,134,330.83**	**$ 4,565,020.12**
Cost of Goods Sold			
50000 Cost of Goods Sold	5,346,398.34	1,405,774.00	985,729.76
50100 Additional Supplies	162,174.49	299,742.86	37,964.00
50200 Freight Out		16,676.13	
50300 Landing Cost	602,784.67	137,844.57	
Total Cost of Goods Sold	**$ 6,111,357.50**	**$ 1,860,037.56**	**$ 1,023,693.76**
Gross Profit	**$ 5,279,199.44**	**$ 4,274,293.27**	**$ 3,541,326.36**
Expenses			
61100 Advertising & Marketing	117,692.57	5,161.70	4,948.55
61205 Auto Expense	6,494.79	5,613.02	4,121.74
61400 Bank Charges	1,904.64	2,771.81	3,261.04
62100 Dues & Subscriptions	5,786.98	5,130.76	3,528.25
62900 Guaranteed Payments			
62910 BMU	118,500.00	118,500.00	118,500.03
62920 FMU	118,500.00	118,500.00	118,500.03
62930 JCMU	118,500.00	118,500.00	118,500.03
Total 62900 Guaranteed Payments	$ 355,500.00	$ 355,500.00	$ 355,500.09
63100 Information Technology	13,972.57	14,730.55	12,893.61
63105 Comp and Int Exp	3,185.25	4,489.46	3,866.99
63200 Insurance Expense			
63210 Auto Insurance	1,206.24	2,296.13	1,733.25
63230 Renters Insurance	306.00		
Total 63200 Insurance Expense	$ 1,512.24	$ 2,296.13	$ 1,733.25
63300 Legal & Professional Fees			
63310 Accounting	7,000.00	91,987.50	
63335 Legal fees	117,576.94	92,546.88	18,112.29
63345 Sub Contractor	789,050.28	514,778.77	283,162.37
63355 Consulting Fees	43,750.00	6,150.00	
63360 Temporary Help	1,360.00	2,935.70	
Total 63300 Legal & Professional Fees	$ 958,737.22	$ 708,398.85	$ 301,274.66
64500 Licenses & Permits	1,527.50	3,478.63	6,310.73
64600 Merchant Service Fees	723.20	264.10	
64800 Office Expense & Supplies	5,493.34	9,681.95	9,279.88

65200 Leased Employee Expenses			
65210 Leased Employees	500,253.01	463,010.92	312,925.60
65220 Leased Employee Expense	57,448.51	53,083.02	34,804.01
65230 Delivery Fee	190.00	150.00	100.00
65240 Health Insurance	192,477.90	200,262.87	142,243.51
Total 65200 Leased Employee Expenses	**$ 750,369.42**	**$ 716,506.81**	**$ 490,073.12**
65700 Postage and Delivery	198.83	305.85	13.15
65900 Production Service Expense	232,734.79	101,582.37	4,750.57
67100 Rent Expense	16,365.59	38,400.00	25,600.00
67200 Repairs & Maintenance	269.00		
67300 Samples & Prototypes	4,866.24	1,117.04	
67400 Sales Commissions	62,949.73	150,102.85	130,567.79
67500 Telephone Expense	1,301.86	46.19	143.67
68000 Travel & Entertainment			
68100 Meals & Entertainment - 100%	2,873.02	4,598.07	264.45
68200 Travel Expense			
68210 Incidental	449.68	120.46	
68220 Lodging	26,324.48	28,242.09	1,286.73
68230 Meals	7,520.92	7,926.79	403.99
68250 Travel Airfare/Transportation	24,679.73	31,251.05	3,172.75
68270 Auto Exp - Transportation	7,541.02	1,921.67	392.00
68280 Parking Taxi Tolls	1,297.40		
Total 68200 Travel Expense	**$ 67,813.23**	**$ 69,462.06**	**$ 5,255.47**
Total 68000 Travel & Entertainment	**$ 70,686.25**	**$ 74,060.13**	**$ 5,519.92**
Total Expenses	**$ 2,612,272.01**	**$ 2,199,638.20**	**$ 1,363,387.01**
Net Operating Income	**$ 2,666,927.43**	**$ 2,074,655.07**	**$ 2,177,939.35**
Other Income			
89000 Prior Period Adjustments		0.00	22,011.22
Total Other Income		**$ 0.00**	**$ 22,011.22**
Other Expenses			
92000 Interest Expense			2,668.46
93000 Depreciation Expense	990.76	898.44	598.96
94000 Prior Year Expense	21,273.00	145,927.51	
Total Other Expenses	**$ 22,263.76**	**$ 146,825.95**	**$ 3,267.42**
Net Other Income	**-$ 22,263.76**	**-$ 146,825.95**	**$ 18,743.80**
Net Income	**$ 2,644,663.67**	**$ 1,927,829.12**	**$ 2,196,683.15**